

Mail Stop 3720

August 14, 2015

Andrew T. Fellner
Chief Executive Officer
Strategic Global Investments, Inc.
701 Palomar Airport Road, Suite 300
Carlsbad, CA 92011

> **Re: Strategic Global Investments, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted July 23, 2015**
> **CIK No. 0000823187**

Dear Mr. Fellner:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Circular Cover Page

1.   We note your statement that "[i]f all of the Shares are sold, we will issue an additional 95,000,000 shares of Common Stock." Please remove this statement as these additional sales would be subject to an additional and separate registration or offering statement.

Our Business, page 1

2.	We note your certification in Part I, Item 2 of your Offering Statement which identifies your principal place of business as being in the United States or Canada. It appears however that your principal place of business is in Los Cabos, Mexico. Please advise or revise.

	You may contact William Mastrianna, Attorney Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc:	Warren J. Archer
	Morella & Associates